

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 9, 2018

Via E-Mail
Mr. Carlos Gálvez Pinillos
Chief Financial Officer
Buenaventura Mining Company Inc.
Carlos Villaran 790
Santa Catalina, Lima 13, Peru

     **Re:    Buenaventura Mining Company Inc.**
             **Form 20-F for the Year Ended December 31, 2016**
             **Filed May 1, 2017**
             **File No. 001-14370**

Dear Mr. Gálvez Pinillos:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/Craig Arakawa

                      Craig Arakawa
                      Accounting Branch Chief
                      Office of Beverages, Apparel and Mining